Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Announces Results of Extraordinary General Meeting of Shareholders

SHANGHAI, China, June 20, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced the results of its extraordinary general meeting of shareholders held in Shanghai today.

At the meeting, shareholders resolved to increase the size of a share repurchase program originally approved by shareholders on September 30, 2008 to US$75 million. In addition, shareholders resolved to approve an amendment to Article 22(b) of the Company’s articles of association to allow the Company to purchase its own securities with the approval of the Board without any further action of shareholders.

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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